Caledonia’s Blanket Mine wins Prestigious Safety Awards

Toronto, Ontario – October 27, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce that the Blanket Gold Mine in Zimbabwe (“Blanket”) has received two prestigious safety awards.

Blanket’s Occupational, Safety and Health (“OSH”) policy and procedures have been audited by the National Social Security Authority (the “NSSA”). The NSSA is a public institution in Zimbabwe and was established as an initiative of the Government of Zimbabwe with the objective of introducing social protection to Zimbabwean workers and their families.  The NSSA audit covered inter alia, Blanket’s OSH policies, procedures, training and management systems.  As a result of this audit, Blanket was awarded the gold medal in the Mining and Quarrying sector in Matabeleland and also the bronze medal across all industrial sectors in Zimbabwe.

Commenting on this news, Stefan Hayden, Caledonia’s Chief Executive Officer said: "I am delighted at this public recognition of Blanket’s commitment to achieving the highest standards of Occupational Safety and Health.   These awards are a testament to the continued hard work in this area by the management and employees at Blanket who are all to be heartily congratulated.  On a broader perspective, these awards demonstrate the commitment of Blanket and Caledonia to fulfilling its obligations as a good corporate citizen in Zimbabwe.”

For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com